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                           June 30, 2020

       Andy Heyward
       Chief Executive Officer
       Genius Brands International, Inc.
       190 N. Canon Drive, 4th Fl.
       Beverly Hills, CA 90210

                                                        Re: Genius Brands
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-239495

       Dear Mr. Heyward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeffrey Schultz